Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

        We consent to the reference of our firm under the caption "Experts" in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-138007) for the registration of 15,562,695 shares of common stock and the related Prospectus Supplement of FTD Group, Inc. for the sale of 6,000,000 shares of common stock and to the incorporation by reference therein of our reports dated September 8, 2006, with respect to the consolidated financial statements and schedules of FTD Group, Inc. and its Predecessor, FTD Group, Inc.'s management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of FTD Group, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2006 filed with the Securities and Exchange Commission.

                      /s/ Ernst & Young LLP

Chicago, Illinois
February 21, 2007